UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Prana Biotechnology Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

739727105
(CUSIP Number)

March 22, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739727105	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Empery Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,870,280 Ordinary Shares Options to purchase 3,400,000 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,870,280 Ordinary Shares Options to purchase 3,400,000 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,870,280 Ordinary Shares Options to purchase 3,400,000 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.77%
12	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 739727105	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ryan M. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,870,280 Ordinary Shares Options to purchase 3,400,000 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,870,280 Ordinary Shares Options to purchase 3,400,000 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,870,280 Ordinary Shares Options to purchase 3,400,000 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.77%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 739727105	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Martin D. Hoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,870,280 Ordinary Shares Options to purchase 3,400,000 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,870,280 Ordinary Shares Options to purchase 3,400,000 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,870,280 Ordinary Shares Options to purchase 3,400,000 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.77%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 739727105	13G	Page 5 of 9 Pages

Item 1 (a).	NAME OF ISSUER.

Prana Biotechnology Ltd, an Australian corporation (the “Company”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Level 2, 369 Royal Parade,
Parkville, Victoria 3052, Australia

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the Ordinary Shares (as defined in Item 2(d) below) of the Company:

Investment Manager

(i)
Empery Asset Management, LP (the "Investment Manager"), with respect to the Ordinary Shares held by certain funds and managed accounts to which the Investment Manager serves as investment manager (collectively, the "Empery Funds").

Reporting Individuals

(ii)	Mr. Ryan M. Lane ("Mr. Lane"), with respect to the Ordinary Shares held by the Empery Funds.

(iii)	Mr. Martin D. Hoe ("Mr. Hoe"), with respect to the Ordinary Shares held by the Empery Funds.

The Investment Manager serves as the investment manager to each of the Empery Funds. Each of the Reporting Individuals is a Managing Member of Empery AM GP, LLC (the "General Partner"), the general partner of the Investment Manager.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is:

120 Broadway, Suite 1019
New York, New York 10271

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares (the "Ordinary Shares")

CUSIP No. 739727105	13G	Page 6 of 9 Pages

Item 2(e).	CUSIP NUMBER:

739727105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the filing date required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  As of March 22, 2011, each of the Reporting Persons may have been deemed the beneficial owner of the 13,600,000 Ordinary Shares and Options to purchase 3,400,000 Ordinary Shares beneficially owned by the Empery Funds.  Therefore as of March 22, 2011, each of the Reporting Persons may have been deemed to beneficially own 6.24% of the outstanding Ordinary Shares of the Company.  Since March 22, 2011, the Empery Funds sold a portion of their Ordinary Shares such that as of the date hereof, the Reporting Persons are not the beneficial owners of more than 5% of the Ordinary Shares of the Company.  The foregoing percentages (i) were calculated based upon an aggregate of 269,237,203 Ordinary Shares, which includes (x) 242,037,203 Ordinary Shares issued and outstanding as of December 31, 2010, as represented on the Company's Form 6-K, filed with the Securities and Exchange Commission (the "SEC") on March 2, 2011, and (y) 27,200,000 new Ordinary Shares subsequently issued in a private placement, as reported on the Company's Form 6-K, filed with the SEC on March 24, 2011; and (ii) assume the exercise of the reported Options.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Ordinary Shares owned by another Reporting Person.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all Ordinary Shares held by the Empery Funds.  Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all Ordinary Shares held by the Empery Funds.  Each of the Reporting Individuals hereby disclaims any beneficial ownership of any such Ordinary Shares.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

CUSIP No. 739727105	13G	Page 7 of 9 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit I.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of March 25, 2011, by and among Empery Asset Management, LP, Ryan M. Lane and Martin D. Hoe.

CUSIP No. 739727105	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

DATED:  March 25, 2011

EMPERY ASSET MANAGEMENT, LP

By: EMPERY AM GP, LLC, its General Partner

/s/ Ryan M. Lane
RYAN M. LANE

By:	/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

By:	/s/ Martin D. Hoe
MARTIN D. HOE

CUSIP No. 739727105	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Ordinary Shares of Prana Biotechnology Ltd. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of March 25, 2011

EMPERY ASSET MANAGEMENT, LP

By: EMPERY AM GP, LLC, its General Partner		/s/ Ryan M. Lane
RYAN M. LANE

By:	/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

/s/ Martin D. Hoe
MARTIN D. HOE